CDS INC. A subsidiary of The Canadian Depository for Securities Limited		Notice of Record & Meeting Dates	New Change	X
Issuer Name (maximum 30 characters) English D E C O M A I N T E R N A T I O N A L I N C . French not applicable
Address 50 Casmir Court Concord, Ontario, Canada L4K 4J5			Telephone (905) 760-3277
Contact Name Betty-Ann Jarzab
Transfer Agent	FINS/CUID T872	Name Computershare Trust Company of Canada	Telephone (416) 263-9483
Address 100 University Avenue, 8th Floor Toronto, Ontario, Canada M5J 2Y1		E-mail Address florence.smith@ computershare.com	Contact Name Florence Smith
Proxy Type X Management Dissenting	Meeting Type X Annual Special General Extraordinary	Material Distribution Type X Form C holders only All holders	Record Date 2004 03 25 yyyy mm dd Meeting Date 2004 05 03 yyyy mm dd Material Mail Date 2004 04 05_ yyyy mm dd
Payment for Publication X Payment Enclosed To be invoiced (Transfer Agents only)			CDS INC.'s GST/HST Registration Number 8 9 2 9 7 1 6 3 1 R T CDS INC.'s QST Registration Number 1 0 1 8 7 6 7 2 2 4
1 # of publications at $93.00 each Plus 7% GST or 15% HST (NF, NS, NB residents only) Subtotal Plus 7.5% QST (PQ residents only) Total payment enclosed		$ 93.00 $ 6.51 $ $ 99.51 $ $ 99.51	Authorized Signature for Invoicing (Transfer Agents only) Note: Not required for electronic submission.
CUSIP/ISIN Voting Status Security Description 2 4 3 5 9 C - 1 0 - 0 Y Class A Subordinate Voting Shares
Early Search (Determination of Intermediaries) Send Early Search report to: X Transfer Agent Issuer Other (statutory declaration required) Send via: Mail Courier (collect) X CDS Envelope System Fax #:
Proxy Related Material Will be distributed by: X Transfer Agent Issuer Other
Holders of Record Send Holders of Record and Omnibus Proxy to: X Transfer Agent Issuer Other Send via: Mail Courier (collect) X CDS Envelope System

This Notice and Request for services is authorized by:

                                        Transfer Agent     X   Issuer                    Third Party
                                                                                                                          Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

      Executive Vice-President,
      Secretary and General Counsel                               /s/ "R. David Benson"                                                February 25, 2004
                    Title                                                            Signature                                                                        Date